News Release

CIBC’s Annual Financial Statements for Year Ended October 31, 2003 posted on CIBC.com

TORONTO, December 22, 2003 — CIBC (NYSE: BCM, TSX: CM) today posted its annual audited consolidated financial statements for the year ended October 31, 2003 on its website www.cibc.com.

The financial statements include a note (Note 30) dealing with the settlement of investigations into transactions involving CIBC and Enron announced by CIBC separately today. Apart from the additional note to the financial statements, the financial statements are otherwise unchanged from those previously made available on CIBC’s website.

Contact: Robert Waite, Senior Vice-President, Communications and Public Affairs 416-956-3330; Kathryn A. Humber, Senior Vice-President, Investor Relations 416-980-3341.

This news release contains forward-looking statements which are made pursuant to the ‘safe-harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the operations, financial condition, strategies and outlook of CIBC. A forward-looking statement is subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control could cause actual results to differ materially from the expectations expressed in CIBC’s forward-looking statements. Readers should not place undue reliance on CIBC’s forward-looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this news release.